UNITED STATES          -----------------------
                       SECURITIES AND EXCHANGE COMMISSION        OMB APPROVAL
                             Washington, D.C. 20549      -----------------------
                                                         OMB NUMBER:   3235-0058
                                   FORM 12B-25           EXPIRES:  JUNE 30, 1994
                                                         ESTIMATED AVERAGE
                           NOTIFICATION OF LATE FILING   HOURS BURDEN
                                                         PER RESPONSE.......2.50
                                                         -----------------------

                                                 Commission File Number 333-8043

(Check  One):  [X] Form  10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q
               [ ] Form N-SAR


               For Period Ended: November 30, 1997
               [X] Transition Report on Form  10-K
               [ ] Transition Report on Form 20-F
               [ ] Transition Report on Form 11-K
               [ ] Transition Report on Form 10-Q
               [ ] Transition Report on Form N-SAR
               For the Transition Period Ended: November 30, 1997


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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification  relates to a portion of the filing checked above,  identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION
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Full Name of Registrant

Silverado Gold Mines Ltd.
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Former Name if Applicable

Silverado Mines Ltd.
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Address of Principal Executive Office (Street and Number)

Suite 505, 1111 West Georgia Street
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City, State and Zip Code

Vancouver, British Columbia V6E 4M3
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PART II -- RULES 12B-25(B) AND (C)

If the subject report could not be filed without reasonable effort or expense and the registrant seeks relief pursuant to Rule 12b- 25(b), the following should be completed. (Check box if appropriate)

     [ ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     [X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     [X] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Since the end of the registrant's fiscal year of November 30, 1997, several significant transactions have been completed which are currently being assessed for their impact on the financial statements and the disclosures included in the Annual Report on Form 10K. These transactions include an agreement to acquire certain mineral properties. The registrant is currently assessing the impact of this and other transactions on its cash flow requirements for the coming financial year. Furthermore, the registrant is in the process of making financing arrangements, the outcome of which may impact this assessment. In order to ensure that certain assets and liabilities are appropriately reflected in the financial statements, the registrant is delaying the filing of its Annual Report on Form 10K for the financial year ended November 30, 1997, beyond February 28, 1998.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Michael Hogen     (604)          689-1535
     --------------- ----------- ------------------
     (Name)          (Area Code) (Telephone Number)

(2) Have all other period reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).
                                                                  [x] Yes [ ] No

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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                  [x] Yes [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


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                            Silverado Gold Mines Ltd.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date     March 2, 1998               By /s/ Garry L. Anselmo
    ----------------------     ----------------------------------
                                Garry L. Anselmo, C.E.O., C.F.O.

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
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INTENTIONAL  MISSTATEMENTS  OR OMISSIONS  OF FACT  CONSTITUTE  FEDERAL  CRIMINAL
VIOLATIONS (SEE 18 U.S.C. 1001).
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